NO ACT

PE 3-30-10



DIVISION OF CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561


10011706

April 2, 2010

Louanna O. Heuhsen
Vice President and Associate General Counsel
Altria Group, Inc.
6601 West Broad Street
Richmond, VA 23230

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 4-2-10

Re: Altria Group, Inc.
Incoming letter dated March 30, 2010

Dear Ms. Heuhsen:

This is in response to your letter dated March 30, 2010 concerning the shareholder proposal submitted to Altria by Chris Rossi. We also have received letters on the proponent's behalf dated March 30, 2010, March 31, 2010, and April 1, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

April 2, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Altria Group, Inc.
Incoming letter dated March 30, 2010

The proposal relates to acting by written consent.

There appears to be some basis for your view that Altria may exclude the proposal under rule 14a-8(e)(2) because Altria received it after the deadline for submitting proposals. We note in particular your representation that Altria had not received the proposal as of March 30, 2010 and that the e-mail address apparently used for delivery is the inactive e-mail address of the company's former corporate secretary. Accordingly, we will not recommend enforcement action to the Commission if Altria omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Altria relies.

We note that Altria did not file its statement of objections to including the proposal in its proxy materials at least 80 calendar days before the date on which it will file definitive proxy materials as required by rule 14a-8(j)(1). Noting the circumstances of the delay, we grant Altria's request that the 80-day requirement be waived.

Sincerely,

Charles Kwon
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

April 1, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Chris Rossi's (Record Holder) Rule 14a-8 Proposal
Altria Group, Inc. (MO)
Written Consent Topic

Ladies and Gentlemen:

This further responds to the company March 30, 2010 no action request. Chris Rossi's Written Consent proposal was forwarded to company headquarters on December 10, 2009 to an email address that the Company's Principle Executive Offices had used at least 8-times in communicating with the undersigned on rule 14a-8 issues: "McKessy, Sean" <Sean.McKessy@ALTRIA.COM>. These eight exhibits were included in the March 31, 2010 response to this no action request.

The company failed to cite one precedent where a rule 14a-8 proposal was blocked because it was forwarded to an email address at a Company's Principle Executive Offices and which had been repeatedly been used recently in regard to rule 14a-8 issues.

The company has repeatedly confirmed that Chris Rossi is a record hold over a span of years, but failed to do so for 2010.

The company failed to address the legality or ethical ramifications of purportedly disabling an email address of a legal representative of the company in such a manner that the email address would mimic an active email address. In other words if the company did disable the email address in question – this purported disablement does not trigger a failure to receive message to any message sent to it.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy. **Additional information will follow soon.**

Sincerely,



John Chevedden

cc: Chris Rossi
Louanna O. Heuhsen <Louanna.O.Heuhsen@altria.com>

Chris Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Michael E. Szymanczyk
Chairman
Altria Group, Inc. (MO)
6601 W Broad St
Richmond VA 23230

Dear Mr. Szymanczyk,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,



Rule 14a-8 Proposal Proponent since the 1980s

10/05/09

cc: Sean McKessy <Sean.McKessy@ALTRIA.COM>
Corporate Secretary
PH: 804 274-2200

[MO: Rule 14a-8 Proposal, December 10, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the fullest extent permitted by law.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on a shareholder right to act by written consent are considered takeover defenses because they may impede the ability of a bidder to complete a profitable transaction for us or to obtain control of the board – which could result in a higher price for our stock. Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our company.

A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly correlated to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay – $12 million for our CEO Michael Szymanczyk. The Corporate Library said almost no mention was made in our company's executive pay discussion and analysis of the almost $9 million of restricted stock that vested for Mr. Szymanczyk. While other elements of executive pay are related to performance, this – the largest element – was simply predicated on turning up for work every day and represented an ineffective use of executive pay.

Mr. Szymanczyk's pension increased by more than $4 million, a further non-performance-related payment. Compare this to the pension plans of some of our 10,000 employees. Additionally, Mr. Szymanczyk's had $500,000 of personal private jet trips and $200,000 of his taxes paid for by our company.

Our Lead Director, Robert Huntley, was past age 79, was assigned to our executive pay, nomination and audit committees and had 33-years director tenure (independence concern). Elizabeth Bailey had 20-years long-tenure (independence concern) and was also assigned to our executive pay, nomination and audit committees.

Our board was the only significant directorship for three of our seven independent directors. This could indicate a significant lack of current transferable director experience. Director Nabil Sakkab owned no more of our stock than a person looking for his first job.

We had no shareholder right to vote on executive pay, to call a special meeting, cumulative voting or an independent board chairman. Shareholder proposals to address these issues would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:
Chris Rossi *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 31, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Chris Rossi's Rule 14a-8 Proposal
Altria Group, Inc. (MO)
Written Consent Topic

Ladies and Gentlemen:

The following are a number of email messages from Mr. McKessy from the Company's Principle Executive Offices regarding rule 14a-8 proposal issues. There is no evidence that Mr. McKessy ended his employment with Altria.

------ Forwarded Message
From: "McKessy, Sean" <Sean.McKessy@ALTRIA.COM>
Date: Mon, 3 Mar 2008 15:33:13 -0500
To: *** FISMA & OMB Memorandum M-07-16 ***
Conversation: Altria
Subject: Altria

Mr. Chevedden --

Penn Holsenbeck asked me to respond to your February 26, 2008 email regarding Altria's draft opposition statement to Rule 14a-8 proposals. Our meeting is scheduled for May 28, 2008, and drafts of our opposition statements will be forwarded to the proponents prior to 30 days prior to the meeting date, as required under the SEC rules and regulations.

Sean McKessy
Senior Assistant General Counsel and Assistant Secretary
Altria Corporate Services Inc.
(917) 663-3224

------ Forwarded Message
From: "McKessy, Sean" <Sean.McKessy@ALTRIA.COM>
Date: Wed, 9 Apr 2008 11:10:29 -0400
To: *** FISMA & OMB Memorandum M-07-16 ***
Conversation: Shareholder Proposals
Subject: Shareholder Proposals

Attached please find drafts of the Say on Pay and Cumulative Voting Proposals and

Altria's response.

We have not yet received beneficial ownership information for Chris Rossi. Please provide the number of shares so that information may be inserted in proposal 1.

Thanks.

Sean McKessy

------ Forwarded Message
From: "McKessy, Sean" <Sean.McKessy@ALTRIA.COM>
Date: Wed, 9 Apr 2008 14:04:49 -0400
To: *** FISMA & OMB Memorandum M-07-16 ***
Conversation: Shareholder Proposals (MO)
Subject: RE: Shareholder Proposals (MO)

You have a good memory. I was at Caterpillar until 2005.

I will check with the transfer agent on Mr. Rossi's shares. Thanks for the information.

Sean

------ Forwarded Message
From: "McKessy, Sean" <Sean.McKessy@ALTRIA.COM>
Date: Thu, 15 May 2008 14:25:21 -0400
To: *** FISMA & OMB Memorandum M-07-16 ***
Conversation: Shareholder Proposals (MO)
Subject: RE: Shareholder Proposals (MO)

Mr. Chevedden --

When you have a moment, can you please let me know who will be presenting the Say on Pay and Cumulative Voting proposals at the Altria Meeting on May 28, 2008? Thanks.

Sean

------ Forwarded Message
From: "McKessy, Sean" <Sean.McKessy@ALTRIA.COM>
Date: Thu, 29 May 2008 20:16:07 -0400
To: *** FISMA & OMB Memorandum M-07-16 ***
Conversation: Annual Meeting Voting (MO)
Subject: Re: Annual Meeting Voting (MO)

Amazingly, the preliminary results came in identically for both -- 37 percent FOR and 63 percent AGAINST. These are the totals of votes cast.

Sean

------ Forwarded Message
From: "McKessy, Sean" <Sean.McKessy@ALTRIA.COM>
Date: Thu, 19 Mar 2009 18:09:22 -0400
To: *** FISMA & OMB Memorandum M-07-16 ***
Conversation: Rule 14a-8 proposal (MO)
Subject: RE: Rule 14a-8 proposal (MO)

They will be going out tomorrow. I will email you a copy as well as send one regular mail.

Sean

------ Forwarded Message
From: "McKessy, Sean" <Sean.McKessy@ALTRIA.COM>
Date: Fri, 20 Mar 2009 13:08:52 -0400
To: *** FISMA & OMB Memorandum M-07-16 ***
Conversation: Rule 14a-8 proposal (MO)
Subject: RE: Rule 14a-8 proposal (MO)

Attached please find your proposal and our response. Hard copies will be mailed to you as well.

Sean

------ Forwarded Message
From: "McKessy, Sean" <Sean.McKessy@altria.com>
Date: Tue, 12 May 2009 15:51:32 -0400
To: *** FISMA & OMB Memorandum M-07-16 ***
Conversation: Altria Group, Inc. (MO) A=M
Subject: RE: Altria Group, Inc. (MO) A=M

Mr. Chevedden --

At your earliest convenience, please advise who will present your Say on Pay proposal at the Altria Annual Meeting on Tuesday, May 19. Thank you.

Sean

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy. Additional information will follow soon.

Sincerely,



John Chevedden

cc: Chris Rossi

Louanna O. Heuhsen <Louanna.O.Heuhsen@altria.com>

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Tuesday, March 30, 2010 8:18 PM
To: shareholderproposals
Cc: Louanna O. Heuhsen
Subject: # 3A Chris Rossi's Rule 14a-8 Proposal
Attachments: CCE00011.pdf

------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Thu, 10 Dec 2009 13:21:06 -0700
To: Sean McKessy <Sean.McKessy@altria.com>
Conversation: Rule 14a-8 Proposal (MO)
Subject: Rule 14a-8 Proposal (MO)

Mr. McKessy,
Please see the attached Rule 14a-8 Proposal.
Sincerely,
John Chevedden
cc: Chris Rossi

------ End of Forwarded Message

Chris Rossi

*** FISMA & OMB Memorandum M-07-16 ***

Mr. Michael E. Szymanczyk
Chairman
Altria Group, Inc. (MO)
6601 W Broad St
Richmond VA 23230

Dear Mr. Szymanczyk,

I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I intend to meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email.

Sincerely,



Rule 14a-8 Proposal Proponent since the 1980s

10/05/09

cc: Sean McKessy <Sean.McKessy@ALTRIA.COM>
Corporate Secretary
PH: 804 274-2200

[MO: Rule 14a-8 Proposal, December 10, 2009]

3 [Number to be assigned by the company] – **Shareholder Action by Written Consent**

RESOLVED, Shareholders hereby request that our board of directors undertake such steps as may be necessary to permit shareholders to act by the written consent of a majority of our shares outstanding to the fullest extent permitted by law.

Taking action by written consent in lieu of a meeting is a mechanism shareholders can use to raise important matters outside the normal annual meeting cycle.

Limitations on a shareholder right to act by written consent are considered takeover defenses because they may impede the ability of a bidder to complete a profitable transaction for us or to obtain control of the board – which could result in a higher price for our stock. Although it is not necessarily anticipated that a bidder will materialize, that very possibility presents a powerful incentive for improved management of our company.

A study by Harvard professor Paul Gompers supports the concept that shareholder dis-empowering governance features, including restrictions on shareholder ability to act by written consent, are significantly correlated to reduced shareholder value.

The merit of this Shareholder Action by Written Consent proposal should also be considered in the context of the need for improvement in our company's 2009 reported corporate governance status:

The Corporate Library rated our company "D" with "High Governance Risk" and "Very High Concern" in executive pay – $12 million for our CEO Michael Szymanczyk. The Corporate Library said almost no mention was made in our company's executive pay discussion and analysis of the almost $9 million of restricted stock that vested for Mr. Szymanczyk. While other elements of executive pay are related to performance, this – the largest element – was simply predicated on turning up for work every day and represented an ineffective use of executive pay.

Mr. Szymanczyk's pension increased by more than $4 million, a further non-performance-related payment. Compare this to the pension plans of some of our 10,000 employees. Additionally, Mr. Szymanczyk's had $500,000 of personal private jet trips and $200,000 of his taxes paid for by our company.

Our Lead Director, Robert Huntley, was past age 79, was assigned to our executive pay, nomination and audit committees and had 33-years director tenure (independence concern). Elizabeth Bailey had 20-years long-tenure (independence concern) and was also assigned to our executive pay, nomination and audit committees.

Our board was the only significant directorship for three of our seven independent directors. This could indicate a significant lack of current transferable director experience. Director Nabil Sakkab owned no more of our stock than a person looking for his first job.

We had no shareholder right to vote on executive pay, to call a special meeting, cumulative voting or an independent board chairman. Shareholder proposals to address these issues would be excellent topics for our next annual meeting.

The above concerns shows there is need for improvement. Please encourage our board to respond positively to this proposal to enable shareholder action by written consent – Yes on 3. [Number to be assigned by the company]

Notes:
Chris Rossi, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

The above format is requested for publication without re-editing, re-formatting or elimination of text, including beginning and concluding text, unless prior agreement is reached. It is respectfully requested that the final definitive proxy formatting of this proposal be professionally proofread before it is published to ensure that the integrity and readability of the original submitted format is replicated in the proxy materials. Please advise in advance if the company thinks there is any typographical question.

Please note that the title of the proposal is part of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout all the proxy materials.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email*** FISMA & OMB Memorandum M-07-16 ***

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 30, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Chris Rossi's Rule 14a-8 Proposal
Altria Group, Inc. (MO)
Written Consent Topic

Ladies and Gentlemen:

This responds to the company March 30, 2010 no action request. Chris Rossi's Written Consent proposal was forwarded to company headquarters on December 10, 2009.

As evidence the December 10, 2009 submission will be re-forwarded now with the subject heading of:
"# 3A Chris Rossi's Rule 14a-8 Proposal"

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2010 proxy. Additional information will follow soon.

Sincerely,



John Chevedden

cc: Chris Rossi

Louanna O. Heuhsen <Louanna.O.Heuhsen@altria.com>



Louanna O. Heuhsen
Vice President and Associate General Counsel

March 30, 2010

Rule 14a-8

VIA ELECTRONIC MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
shareholderproposals@sec.gov

Re: Altria Group, Inc.
Securities Exchange Act of 1934: Rule 14a-8(e)(2)
Shareholder Proposal from John Chevedden/Chris Rossi

Ladies and Gentlemen:

This letter is to notify the Securities and Exchange Commission (the "Commission") that, for the reasons described below, Altria Group, Inc., a Virginia corporation (the "Company"), intends to exclude from its proxy statement and form of proxy (collectively, the "2010 Proxy Materials") for its 2010 annual meeting of shareholders (the "2010 Annual Meeting") a shareholder proposal (the "Proposal") that Mr. John Chevedden claims to have submitted to the Company on behalf of Mr. Chris Rossi (the "Proponent") for inclusion in the Company's 2010 Proxy Materials for its 2010 Annual Meeting.

The Company respectfully submits that the Company has not received (i) the Proposal, (ii) any documentation from the Proponent or Mr. Chevedden that the Proposal was properly and timely submitted to the Company or (iii) proof indicating that the Proponent meets the eligibility requirements of Rule 14a-8.

The Company's 2010 Annual Meeting is scheduled for May 20, 2010, and the Company plans to start printing its definitive proxy statement on **April 5, 2010** and file it on **April 9, 2010**, which is less than 80 days before submitting the objections included in this letter. The Company respectfully requests that the Division of Corporation Finance (the "Staff") waive the requirement under Rule 14a-8(j)(1) that this letter be submitted at least 80 calendar days before the date the Company files its definitive proxy statement and *that the Staff agree to hear the objections herein on an expedited basis.*

Assuming the Company receives the Proposal, the Company respectfully requests that the Staff concur with our view that the Proposal may be excluded pursuant to Rule 14a-8(e)(2) and Rule 14a-8(b), because the Proponent failed to submit the Proposal to the Company prior to the deadline and because the Proponent fails to meet the eligibility requirements of Rule 14a-8(b).

I. The Proposal

As further described below, the Company has not received the Proposal as of the date of this letter.

II. The Proposal May Be Excluded under Rule 14a-8(e)(2) Because the Proponent Failed to Submit the Proposal to the Company's Principal Executive Offices Prior to the Deadline

Factual Background

The relevant facts are as follows:

- The Company first became aware of the Proposal on March 26, 2010 (more than three months after the deadline for submission of shareholder proposals) when Mr. Chevedden informed Mr. W. Hildebrandt Surgner, Jr., Corporate Secretary and Senior Assistant General Counsel of the Company, regarding the alleged submission of the Proposal. Mr. Surgner informed Mr. Chevedden that the Company had not received any Proposal and requested proof of submission.

- Minutes later, Mr. Chevedden sent a letter to the Commission requesting that the Proposal be included in the 2010 Proxy Materials. A copy of Mr. Chevedden's letter to the Commission is attached as **<u>Exhibit A</u>** hereto. Mr. Chevedden's letter does not attach the Proposal, proof of submission pursuant to Rule 14a-8(e)(2), or proof of eligibility pursuant to Rule 14a-8(b)(2)(i) and omits the email address of the person to whom the original email was intended to be sent.

- Later the same day, Mr. Chevedden emailed Mr. Surgner a note attached as **<u>Exhibit B</u>** implying that the Proposal had been sent to the email address of Sean McKessy, a former Corporate Secretary of the Company. Mr. McKessy resigned from the Company more than four months prior to the date Mr. Chevedden asserts that the Proposal was sent. Moreover, the ability of Mr. McKessy's email account to receive emails was disabled on August 4, 2009 - at least four months prior to the alleged submission date - and remained disabled on the date the Proposal was allegedly sent.

- On March 29, 2010, Mr. Surgner reached out to Mr. Chevedden to further discuss the Proposal and its submission. Mr. Chevedden offered no further facts but emailed a note to the Commission attached as **<u>Exhibit A-1</u>** hereto.

- The Company's 2009 proxy statement sets forth the instructions for the submission of shareholder proposals for the 2010 Annual Meeting, which require that proposals be submitted to the Company's Corporate Secretary at the Company's street address (*i.e.*, by mail or personal delivery). The alleged submission did not comply with this procedure. Instead, Mr. Chevedden or the Proponent allegedly chose to email the Proposal, and in so doing, failed to obtain the correct email address from the Company, emailed the Proposal to an inactive email account, and never followed up with the Company to make sure that the Proposal was in fact received, all contrary to the Staff's guidance.

- The Company found no evidence that it had received the Proposal.

Timing and Method of Submission

Rule 14a-8(e)(2) provides that a company must receive a shareholder proposal at its principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting.[1]

The Company disclosed in its 2009 proxy statement the deadline for receipt of shareholder proposals for its 2010 Annual Meeting, as well as the mailing address for submitting such proposals. The Company's 2009 proxy statement (an excerpt of which is attached to this letter as **Exhibit C**) states:

> "For a stockholder to nominate a candidate for director at the 2010 Annual Meeting, presently anticipated to be held on May 20, 2010, notice of the nomination must be received by the Company between November 10 and December 10, 2009[....] For a stockholder to bring other matters before the 2010 Annual Meeting and to include a matter in the Company's proxy statement and proxy for that meeting, notice must be received by the Company within the time limits described above. The notice must include a description of the proposed business, the reasons therefor and other specified matters. In each case, the notice must be timely given to the Corporate Secretary of the Company, whose address is 6601 West Broad Street, Richmond, Virginia 23230."

- Mr. Chevedden's Failure to Provide Proof of Timely Submission

Staff Legal Bulletin No. 14 (July 13, 2001) provides that shareholders should submit a proposal "by a means that allows the shareholder to demonstrate the date the proposal was received at the company's principal offices." Although Mr. Chevedden claims he or the Proponent emailed the Proposal to the Company on December 10, 2009, the Company has no record of receiving the Proposal. Further, following requests by the Company, Mr. Chevedden has not provided any documentation to demonstrate that the Proposal was timely sent or otherwise properly delivered to the Company's principal executive offices in compliance with the December 10, 2009 deadline for shareholder proposals.

---

[1] Rule 14a-8(e)(2) also provides that the 120 calendar day advance receipt requirement does not apply if the current year's annual meeting has been changed by more than 30 days from the date of the prior year's meeting. The Company's 2009 annual meeting of shareholders was held on May 19, 2009. The 2010 Annual Meeting is scheduled to be held on May 20, 2010. Therefore, the date of the 2010 Annual Meeting has not been moved more than 30 days from the date of the 2009 annual meeting and thus the proper deadline for shareholder proposals was December 10, 2009, as stated in the 2009 proxy statement.

- Mr. Chevedden's Failure to Properly Submit the Proposal

Staff Legal Bulletin No. 14 directs shareholder proponents to look in the Company's 2009 proxy statement to determine where to send a shareholder proposal. Staff Legal Bulletin No. 14 provides: "the proposal must be received at the company's principal executive offices. Shareholders can find this address in the company's proxy statement. If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement." As indicated above, the Company's 2009 proxy statement contained clear instructions to submit proposals to the Company's Corporate Secretary at the Company's street address (*i.e.*, by mail or personal delivery); no email option was provided. In those instances where the company does not disclose in its proxy statement a facsimile number for submitting proposals, the Staff has directed shareholder proponents to contact the company to obtain the correct facsimile number for submitting proposals. *See* Staff Legal Bulletin No. 14C (June 28, 2005). The Staff has taken the same position with respect to email submissions. For instance, in Alcoa Inc. (available on January 12, 2009), the Staff concurred that Alcoa could exclude the proposal under Rule 14a-8(e)(2) where, instead of following Alcoa's disclosed instructions for submitting shareholder proposals by mail, the proponent used an improper email address.

The Proponent failed to follow the Company's instructions set forth in the Company's proxy statement that require proponents to submit proposals to the Company's Corporate Secretary (not any specific individual) at the Company's street address (*i.e.*, mail or personal delivery). Instead, Mr. Chevedden or the Proponent allegedly elected to email the Proposal. Mr. Chevedden implied to Mr. Surgner that he had emailed the Proposal to Mr. McKessy, former Corporate Secretary of the Company. The ability of Mr. McKessy's email account to receive emails was disabled on August 4, 2009 - at least four months prior to the date Mr. Chevedden asserts he or the Proponent sent the Proposal. As set forth in the Staff Legal Bulletins described above, it was the responsibility of the Proponent to contact the Company to obtain the appropriate email address to submit the Proposal. Given Mr. Chevedden's significant experience with the shareholder proposal process as evident from no-action letters discussed below, he must be aware of this responsibility. There is no record of the Proponent, or anyone acting on his behalf, contacting the Company to request the appropriate email address or to confirm that the Proposal was received by the Company.

The Staff has strictly construed the Rule 14a-8(e)(2) deadline and consistently permitted the exclusion of shareholder proposals as not timely submitted where such proposals were not received by the company because they were sent to a wrong facsimile number or email address. *See e.g.*, Alcoa Inc. (available on January 12, 2009); DTE Energy Company (available on March 24, 2008, concurring that the company could exclude the proposal where Mr. Chevedden sent by facsimile to the wrong facsimile number); Alcoa Inc. (available on February 25, 2008, concurring that the company could exclude the proposal where Alcoa had no record of having received a fax Mr. Chevedden claimed to have sent prior to the deadline); Xerox Corp. (available on May 2, 2005, concurring that Xerox could exclude a proposal where Mr. Chevedden sent a fax to a number corresponding to Xerox's treasury department); Intel Corp. (available on January 30, 2004, concurring that Intel could exclude a proposal where Mr. Chevedden sent the proposal to a facsimile number in the engineering department at Intel); 99 Cents Only Stores (available on April 24, 2002, concurring that the company could exclude the proposal where Mr. Chevedden claimed to have sent a proposal by facsimile transmission which was never received by the company).

As stated above, the Company's efforts have not revealed any evidence of the alleged submission. There is no record of any inquiry with respect to the Proposal by the Proponent or anyone acting on his behalf. To-date, the Proponent has never submitted the Proposal or proof of submission of the Proposal.

Because the failure to timely submit a shareholder proposal is a deficiency that cannot be remedied, the Company has not provided the Proponent with the 14-day notice and opportunity to cure under Rule 14a-8(f)(1). As stated in Rule 14a-8(f)(1), "[a] company need not provide (the proponent with) such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline." Therefore, the Company is not required to send a notice of deficiency to the Proponent under Rule 14a-8(f)(1) for the Proposal to be excluded under Rule 14a-8(e)(2).

For the reasons set forth above, the Company believes that the Proposal may be properly excluded from the Company's 2010 Proxy Materials pursuant to Rule 14a-8(e)(2) because the Proposal was not received by the Company prior to the deadline. We respectfully request that the Staff concur with our view that the Proposal may be excluded under Rule 14a-8(e)(2).

II. Additional Deficiencies: the Proposal May Be Excluded Because it Fails to Meet the Eligibility Requirements of Rule 14a-8(b) and Mr. Chevedden Failed to Demonstrate that he is Acting on Mr. Rossi's Behalf in Accordance with Rule 14a-8(b)(1)

Rule 14a-8(b) allows the company to exclude the Proposal if the eligibility requirements for submitting a proposal are not met. As of the date hereof, the Proponent has not provided proof that he or Mr. Chevedden meet the minimum ownership requirements for submission of a shareholder proposal to the Company.

Mr. Chevedden's letter to the Commission indicates that Mr. Rossi sponsored this Proposal; however, the Company has received no correspondence from Mr. Rossi. Mr. Chevedden has tendered no evidence that Mr. Rossi granted to Mr. Chevedden authority to act on his behalf (*e.g.*, a proxy granting Mr. Chevedden the right to act on behalf of the nominal proponent); therefore, the Proposal also does not comply with Rule 14a-8(b)(1). We respectfully request that the Staff concur with our view that the Proposal may be excluded under Rule 14a-8(b) and Rule 14a-8(b)(1).

III. Request for Waiver of Rule 14a-8(j) Deadline

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause.

Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission." However, Rule 14a-8(j)(1) allows the Staff to waive the deadline if a company can show "good cause." Although the Company intends to file its definitive 2010 Proxy Materials on or about April 9, 2010, which is less than 80 days from the date of this letter, the Company believes that it has good cause for submitting this letter after the deadline. As discussed above, notice of the assertions that the Proposal was allegedly submitted was not received until March 26, 2010, and as of the date of this letter, the Proposal has not been received by the Company, which is itself less than 80 days prior to the date that the Company intends to file its definitive proxy materials.

The Staff has noted that "the most common basis for the company's showing of good cause is that the proposal was not submitted timely and the company did not receive the proposal until after the 80-day deadline had passed." *See* Staff Legal Bulletin No. 14B (September 15, 2004). The Staff has consistently found "good cause" to waive the 80-day requirement in Rule 14a-8(j)(1) where the untimely submission of a proposal prevented a company from satisfying the 80-day provision. *See, e.g.* Bank of America (available on March 1, 2010); DTE Energy Company (available on March 24, 2008); Alcoa Inc. (available on February 25, 2008); and Xerox Corp. (available on May 2, 2005) (each waiving the 80-day requirement when the proposal was received by the company after the submission deadline).

Accordingly, we believe that the Company has shown good cause for its inability to meet the 80-day requirement, and based on the foregoing precedent, we respectfully request that the Staff waive the 80-day requirement with respect to this letter.

IV. Conclusion

Based on the foregoing analysis, we respectfully request that the Staff confirm that it will not recommend any enforcement action if the Company excludes the Proposal from its 2010 Proxy Materials.

In accordance with Rule 14a-8(j), we are simultaneously sending a copy of this letter and all attachments to Mr. Chevedden and the Proponent. A copy of this letter has been e-mailed to shareholderproposals@sec.gov in compliance with the instructions found at the Commission's website in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

Due to the fact that the Company's 2010 Annual Meeting is scheduled for May 20, 2010, and the Company plans to start printing its definitive proxy statement on **April 5, 2010** and file it on **April 9, 2010** we respectfully request that the Staff agree to hear the objections herein on an expedited basis.

If you have any questions, require further information or would like to discuss this matter, please call the undersigned at (804) 484-8790 or Dee Ann Dorsey at Hunton & Williams LLP at (212) 309-1174.

Thank you for your prompt attention to this matter.

Sincerely yours,



Louanna O. Heuhsen

cc: Mr. John Chevedden
Mr. Chris Rossi

EXHIBIT A

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 26, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Chris Rossi's Rule 14a-8 Proposal
Altria Group, Inc. (MO)
Written Consent Topic

Ladies and Gentlemen:

The company needs to include Mr. Chris Rossi's rule 14a-8 proposal in its 2010 proxy which was timely submitted accordingly:

------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Thu, 10 Dec 2009 13:21:06 -0700
Subject: Rule 14a-8 Proposal (MO)

------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Thu, 10 Dec 2009 13:32:12 -0700
Subject: Rule 14a-8 Proposal (MO)

Sincerely,



John Chevedden

cc: Chris Rossi

David R. Beran <David.Beran@altria.com>
Chief Financial Officer
PH: 804-484-8533

Brandt Surgner <Brandt.Surgner@altria.com>
Corporate Secretary
PH: 804 274-2200

EXHIBIT A-1

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

March 29, 2010

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Chris Rossi's Rule 14a-8 Proposal
Altria Group, Inc. (MO)
Written Consent Topic

Ladies and Gentlemen:

The company needs to include Mr. Chris Rossi's rule 14a-8 proposal in its 2010 proxy which was timely submitted accordingly:

------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Thu, 10 Dec 2009 13:21:06 -0700
Subject: Rule 14a-8 Proposal (MO)

------ Forwarded Message
From: *** FISMA & OMB Memorandum M-07-16 ***
Date: Thu, 10 Dec 2009 13:32:12 -0700
Subject: Rule 14a-8 Proposal (MO)

Brandt Surgner telephoned today and said that the company email system has a method to close an email account of an employee and any person who sends an email to that now supposedly closed address will have no way to know that any email message was not received. There are no bounce-back responses to closed email addresses of the company according to Mr. Surgner.

If a proponent had such an email system then he could close his email account in February and then claim that many companies had not timely forwarded their management position statements which should then be excluded. Proponents should have an equal opportunity to such gamesmanship.

The company needs to include Mr. Chris Rossi's rule 14a-8 proposal in its 2010 proxy.

Sincerely,



John Chevedden

cc: Chris Rossi

David R. Beran <David.Beran@altria.com>
Chief Financial Officer
PH: 804-484-8533

Brandt Surgner <Brandt.Surgner@altria.com>
Corporate Secretary
PH: 804 274-2200

EXHIBIT B

From: *** FISMA & OMB Memorandum M-07-16 ***
Sent: Friday, March 26, 2010 5:01 PM
To: Surgner, Brandt (Law Dept. - ALG)
Subject: # 1 Chris Rossi's Rule 14a-8 Proposal - Altria Group, Inc. (MO)

Mr. Surgner, One method of timely forwarding the shareholder proposal was to the email address of <Sean.McKessy@ALTRIA.COM> which is now active and has been active for two-years. So certainly you will be able to verify the December 10, 2009 submission.
Sincerely,
John Chevedden

EXHIBIT C

Excerpt: 2009 Definitive Proxy Statement

"2010 ANNUAL MEETING

Stockholders wishing to suggest candidates to the Nominating, Corporate Governance and Social Responsibility Committee for consideration as directors must submit a written notice to the Corporate Secretary of the Company. The Company's By-Laws set forth the procedures a stockholder must follow to nominate directors or to bring other business before stockholder meetings. For a stockholder to nominate a candidate for director at the 2010 Annual Meeting, presently anticipated to be held on May 20, 2010, notice of the nomination must be received by the Company between November 10 and December 10, 2009. The notice must describe various matters regarding the nominee, including name, address, occupation and shares held. The Nominating, Corporate Governance and Social Responsibility Committee will consider any nominee properly presented by a stockholder and will make a recommendation to the Board. After full consideration by the Board, the stockholder presenting the nomination will be notified of the Board's conclusion. For a stockholder to bring other matters before the 2010 Annual Meeting and to include a matter in the Company's proxy statement and proxy for that meeting, notice must be received by the Company within the time limits described above. The notice must include a description of the proposed business, the reasons therefor and other specified matters. In each case, the notice must be timely given to the Corporate Secretary of the Company, whose address is 6601 West Broad Street, Richmond, Virginia 23230. Any stockholder desiring a copy of the Company's By-Laws (which are posted on our website www.altria.com) will be furnished one without charge upon written request to the Corporate Secretary."